BD 3/6 *

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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SEC Mail Processing Section
MAR 01 2010
Washington, DC
120

SECURITIES [barcode] SION

10028451

| SEC FILE NUMBER |
|---|
| 68182 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/25/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Koyote Trading, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Risi | (212) 300-2247 (Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BD 3/11

# OATH OR AFFIRMATION

I, Salvatore Risi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Koyote Trading, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________________________

______________________________________________

______________________________________________

Signature

CFO

Title

Notary Public

DIANE RUBIN
Notary Public, State of New York
No. 01RU4935889
Qualified in Queens County
Commission Expires August 1, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

# KOYOTE TRADING, LLC

## STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

**Eisner**

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

## INDEPENDENT AUDITORS' REPORT

To the Managing Member
Koyote Trading, LLC

We have audited the accompanying statement of financial condition of Koyote Trading, LLC (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Koyote Trading LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 25, 2010

## KOYOTE TRADING, LLC

**Statement of Financial Condition**
**December 31, 2009**

| | |
|---|---|
| **ASSETS** | |
| Cash | **$ 8,530** |
| Due from clearing broker | **18,541,112** |
| Securities owned, at fair value | **28,397,558** |
| Furniture and equipment - at cost, less accumulated depreciation and amortization of $16,344 | **311,056** |
| Due from affiliate | **8,558** |
| Other assets | **25,874** |
| | **$ 47,292,688** |
| **LIABILITIES** | |
| Securities sold short, at fair value | **$ 11,853,933** |
| Management fee payable | **7,357,056** |
| Accounts payable and accrued expenses | **279,674** |
| | **19,490,663** |
| **MEMBER'S CAPITAL** | **27,802,025** |
| | **$ 47,292,688** |

*See notes to statement of financial condition*

## NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### [1] Organization and business:

Koyote Trading, LLC (the "Company") was organized as a Delaware Limited Liability Company in December 2008, initially under the name of Turbo Trading, LLC. The Company received initial capital contributions in January 2009, became a member firm of the CBOE Stock Exchange (CBSX) in June 2009 and commenced operations as a registered broker-dealer in October 2009. The Company is a single member limited liability company with Koyote Capital Group, LLC as the sole member (the "Managing Member"). The Managing Member is a subsidiary of Schottenfeld Group Holdings, LP. The Company trades securities for its own account and clears all of its transactions through a correspondent broker, Goldman Sachs Execution and Clearing, L.P. ("GSEC"), on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule.

Effective October 1, 2009, the Company received additional capital contributions consisting of cash and other assets net of certain liabilities with a total value of approximately $29,900,000. The contributed noncash assets and liabilities consisted principally of securities and securities sold short, which were recorded at fair value.

### [2] Valuation of securities:

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

### [3] Due from clearing broker:

Due from clearing broker includes cash balances with GSEC and the net of amounts receivable and payable for securities transactions that had not settled as of December 31, 2009 and a net open trade equity on futures contracts of approximately $48,000. Based on its clearing agreement with GSEC, the Company is required to maintain accounts at the broker with a minimum value of $1.5 million.

## NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### [4] Revenue recognition:

Trading profit and loss on principal transactions, related clearing expenses and all other securities transactions are recorded on a trade-date basis. Trading gains and losses are determined using the identified cost method. Interest income and expense are recorded on the accrual basis. Dividend income and expense are recognized on the payable date, the amounts of which are not considered material to record on the ex-dividend date.

### [5] Furniture and equipment:

Effective November 30, 2009, the Company purchased certain furniture and equipment from an entity commonly controlled by the Company's management at the recorded book value of $301,230, which management considered to be representative of fair value as of the date of purchase. Depreciation is computed using the straight line method over the estimated useful lives of the assets.

### [6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

## NOTE B - FAIR VALUE CLASSIFICATIONS OF SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

The following are the Company's investments owned and sold short by level within the fair value hierarchy and the notional amounts of derivative financial instruments at December 31, 2009:

| | Location in Statement of Financial Condition | Fair Value | Level in Fair Value Hierarchy | Notional Amounts |
|---|---|---|---|---|
| **Assets** | | | | |
| Equity securities owned | Securities owned | $ 27,659,420 | Level 1 | |
| Options | Securities owned | 738,138 | Level 1 | $ 31,594,800 |
| Futures contracts | Due from clearing broker | 64,985 | Level 1 | 12,162,165 |
| **Liabilities** | | | | |
| Equity securities sold short | Securities sold short | 11,804,808 | Level 1 | |
| Options | Securities sold short | 49,125 | Level 1 | 1,852,500 |
| Futures contracts | Due from clearing broker | 17,335 | Level 1 | 9,497,330 |

The Company's equity securities, options and futures contracts owned and sold short are actively traded on securities exchanges and are valued at quoted prices.

## NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $19,795,289, which was $19,286,174 in excess of its required net capital of $509,115. The Company's net capital ratio was 0.39 to 1.

## NOTE D - INCOME TAXES

No provision has been made for federal and state income taxes since these taxes are the responsibility of the Company's Managing Member.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the positions are "more likely than not" to be sustained assuming examination by tax authorities. Management has reviewed the Company's tax positions and concluded that no provision for unrecognized tax benefits or expense is required in this financial statement.

## NOTE E - RELATED PARTY TRANSACTIONS

For the period ended December 31, 2009 the Company engaged the services of the Managing Member to manage certain of its assets in connection with the Company's proprietary securities trading activities.

The Company has space and expense sharing agreements with two commonly controlled entities, Roadrunner Capital Partners, LLC ("Roadrunner") and Schottenfeld Group LLC. Roadrunner is the lessee and obligor on the premises lease for the office facilities partially occupied by the Company. Effective October 2009, the Company entered into a space sharing and expense agreement with Roadrunner, pursuant to which the Company is billed monthly for certain covered expenses, primarily occupancy related costs, based on an agreed allocation percentage. Schottenfeld Group LLC provides the Company with administrative and managerial resources in order to conduct its day to day operations.

## NOTE F - FURNITURE AND EQUIPMENT

At December 31, 2009, furniture and equipment consisted of:

| | Cost (1) | Estimated Lives |
|---|---|---|
| Office equipment, furniture and fixtures | $ 248,735 | 3 to 5 years |
| Telecommunications equipment | 33,170 | 5 years |
| Software | 45,495 | 3 to 5 years |
| | 327,400 | |
| Accumulated depreciation | (16,344) | |
| | $ 311,056 | |

(1) The Company purchased certain furniture and equipment from a commonly controlled entity, effective November 30, 2009, for the recorded net book value of $301,230.

## NOTE G - FINANCIAL INSTRUMENTS AND RISK

In the normal course of its proprietary trading operations the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates and the extent and timing of participation in the markets for both equity and interest rate sensitive investments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its proprietary trading business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations. All securities owned and securities sold short reflected in the statement of financial condition are held by the Company's clearing broker and are subject to margin requirements. In the event of a broker's insolvency, recovery of cash on deposit may be limited to account insurance or other protection afforded such deposits.

Short selling, or the sale of securities not owned by the Company, exposes it to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

The Company enters into various transactions involving derivatives including futures and exchange traded and over-the-counter options. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

The writer of a call option which is covered (e.g., the writer has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

## NOTE G - FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The Company purchases and sells options on securities on national exchanges. The seller ("writer") of a put option which is covered (e.g., the writer has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset in whole or in part by any gain on the underlying instrument.

The Company invests in futures. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly.

The open positions must be "marked to market" daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

The Company maintains cash deposits in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

## NOTE H - SUBSEQUENT EVENTS

The Managing Member has evaluated events through February 25, 2010, the date that this financial statement was available to be issued.

**Eisner**

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member
Koyote Trading, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC), for the period from April 1, 2009 through December 31, 2009, which were agreed to by Koyote Trading, LLC (the "Company") and the Securities and Exchange Commission, Chicago Board Options Exchange, Incorporated, and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with the Company's cash disbursement records including the Company's check register noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the period January 25, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T noting no differences;

3. Compared any adjustments reported in the accompanying Form SIPC-7T with supporting schedules, working papers, and the Company's general ledger noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. We noted no overpayments to be applied to the current assessment computed in the accompanying Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 25, 2010

SIPC-7T (29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068182 CBOE DEC
KOYOTE TRADING LLC 6*6
800 3RD AVE 10TH FL
NEW YORK NY 10022-7649

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Salvatore A. Risi 212-300-2247.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150-

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 150- )

7/27/2009
Date Paid

C. Less prior overpayment applied ( - )

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ -0-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $( - )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Koyote Trading, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16th day of February, 2010.

Chief Financial Officer
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,274,239

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a. 38,653

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 38.653

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1,086,318.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts. 8,312,892.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 38,653

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) 38,653

Total deductions 9,437,863

2d. SIPC Net Operating Revenues $

2e. General Assessment @ .0025 $ 150

(to page 1 but not less than $150 minimum)